UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Diomed Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

25454R207
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25454R207

1	NAME OF REPORTING PERSON PORTSIDE GROWTH AND OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON CO

(1) See Item 5

CUSIP NO. 25454R207

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IA, OO

(1) See Item 5

CUSIP NO. 25454R207

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON OO

(1) See Item 5

CUSIP NO. 25454R207

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN

(1) See Item 5

CUSIP NO. 25454R207

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN

(1) See Item 5

CUSIP NO. 25454R207

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN

(1) See Item 5

CUSIP NO. 25454R207

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $1,334,035.64 Principal Amount Variable Rate Convertible Debenture due October 2008, convertible into 1,589,658 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN

(1) See Item 5

CUSIP NO. 25454R207

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Diomed Holdings, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1 Dundee Park, Andover, Massachusetts 01810.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Portside Growth and Opportunity Fund, a Cayman Islands corporation (“Portside”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the investment manager of Portside;

(iii)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(iv)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(v)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(vi)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

(vii)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of Portside is c/o Ramius LLC, 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The officers and directors of Portside and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c)           The principal business of Portside is serving as a private investment fund.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts.  C4S serves as managing member of Ramius. Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

CUSIP NO. 25454R207

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In June 2006, Portside purchased $1,509,945 of the 2004 Debenture (as described in Item 4 below) from Omicron Master Trust (“Omicron”).  Funds for the purchase of the 2004 Debenture reported herein held by Portside, were derived from general working capital.

Item 4.	Purpose of Transaction.

Pursuant to a Securities Purchase Agreement dated September 28, 2004 (the “SPA”), the lenders under that agreement (collectively, the “Debenture Holders”) paid the Issuer an aggregate of $7,000,000 to acquire $7,000,000 principal amount of convertible debentures at par (the “2004 Debenture”).  The 2004 Debenture provided that the Issuer may not incur indebtedness that is senior to or pari passu with the indebtedness represented by the 2004 Debenture or grant a security interest in the Issuer’s assets.  Upon the closing of the SPA, the Debenture Holders and the Issuer entered into a Registration Rights Agreement pursuant to which the Issuer agreed to provide certain registration rights with respect to the Shares issuable upon conversion of the 2004 Debenture under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws.

In June 2006, Portside purchased $1,509,945 of the 2004 Debenture from Omicron.  The Reporting Persons originally purchased the 2004 Debenture based on the Reporting Persons’ belief that the 2004 Debenture, when purchased, represented an attractive investment opportunity.  Portside’s beneficial ownership of the Shares is subject to the Blocker described below in Item 5.  Although Portside is acting in its capacity as a creditor of the Issuer and not in its capacity as a potential equity holder, and although the Reporting Persons believe that, in any event, the Blocker described below would preclude them (and any group they may be or become a part of) from being deemed to have acquired beneficial ownership of more than 4.99% of the equity securities of the Issuer, the Reporting Persons have elected to file this Schedule 13D at this time out of an abundance of caution.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On September 28, 2007, the Issuer and its wholly-owned subsidiary, Diomed, Inc., entered into a Loan and Security Agreement (the “Loan Agreement”) with Hercules Technology Growth Capital, Inc. (“Hercules”).  In connection with the Loan Agreement, on September 28, 2007 the Issuer negotiated for and obtained the consent of each of the holders of the 2004 Debentures, including Portside (“the Agreement and Consent”).

CUSIP NO. 25454R207

the Agreement and Consent, the Issuer amended and restated the 2004 Debentures in the form of an Amended and Restated Variable Rate Secured Subordinated Convertible Debenture due October 2008 (the “Secured 2004 Debenture”) by (i) increasing the rate of interest from 400 basis points over six-month LIBOR to the greater of 10% and 500 basis points over six-month LIBOR, (ii) reflecting the adjusted conversion price of the Secured 2004 Debentures of $0.70 per share, which adjustment resulted from the antidilution adjustment of the 2004 Debentures caused by the issuance of certain warrants and (iii) granting a security interest in all of the Issuer’s assets (and, as set forth in a guaranty by Diomed, Inc. of the Issuer’s obligations under the Secured 2004 Debenture and a separate security agreement, the assets of Diomed, Inc.), subordinated to the security interest granted to Hercules.

The Debenture Holders, including Portside, and Hercules each entered into an Intercreditor Agreement, dated September 28, 2007, acknowledged by the Issuer, pertaining to the creditors’ respective rights to the collateral comprising their respective security interests in the Issuer’s assets. The Intercreditor Agreement enables Hercules to block the Issuer from repaying the Secured 2004 Debentures when they become payable, in which case, under the Agreement and Consent, the Issuer agreed to repay Hercules with the proceeds of the judgment payable to the Issuer in the EVLT® patent litigation case, so long as the Issuer has received at least $10 million from that $14.7 million judgment by that time.

On March 5, 2008, certain of the Reporting Persons sent the Issuer a notice of default based on, among other things, statements made by the Issuer that the Issuer would be unable to pay its debts in the immediate future.  After the Issuer received the notice of default, the Issuer and Portside entered into a Standstill Agreement pursuant to which the Issuer agreed not to enter into a new agreement (or amend its existing loan agreement) with Hercules, not to settle the appeal of the judgments in the patent infringement litigation and not to dispose of any collateral in which Portside has a security interest (other than the sale of products, collection of accounts receivable and otherwise conducting business in the ordinary course consistent with past practices), and Portside agreed not to institute any legal, equitable, statutory or other action or proceeding against the Issuer.

On March 14, 2008, the Issuer filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Massachusetts, Western Division.

In the absence of a consensual restructuring or full repayment of the debt owed to the Debentures Holders, the Reporting Persons may elect to, either individually or collectively with the other Debenture Holders, enforce their individual and/or collective rights and remedies under the Secured 2004 Debenture and/or under applicable state law and/or federal bankruptcy law. By virtue of any actions the Reporting Persons have elected, or may elect, to collectively take with any of the other Debenture Holders, the Reporting Persons and the other Debenture Holders may be deemed to have formed a “group” for purposes of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended; (the “1934 Act”) however, each of the Reporting Persons expressly disaffirms the existence of a group with regard to the Shares (or any securities convertible into or exercisable for Shares). None of the Reporting Persons has any plans or proposals to convert the outstanding principal of Secured 2004 Debenture into Shares or to exercise any remedy available to such Reporting Person by virtue of such Reporting Person’s beneficial ownership of equity securities of the Issuer and all of the foregoing actions which have been or may be taken by the other Debenture Holders solely relate to the exercise of their rights as creditors of the Issuer in respect of their Secured 2004 Debenture.

Certain of the other Debenture Holders have filed separately their own Schedule 13D with respect to the Issuer. Each of the Reporting Persons disclaims beneficial ownership of any securities owned by the other Debenture Holders.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing Shares of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to Shares of the Issuer, the Secured 2004 Debenture, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 25454R207

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 31,856,889 Shares outstanding, as of November 13, 2007, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on November 14, 2007 plus 1,589,658 Shares issuable upon conversion of the Secured 2004 Debenture.  The Secured 2004 Debenture may be exercised or converted if, after such exercise or conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), less than 4.99% of the number of Shares then issued and outstanding (all of the foregoing, the “Blocker”).  Without such Blocker, each of the Reporting Persons would be deemed to own 1,905,765 Shares.

A.	Portside

(a)	As of the date of this filing, Portside may be deemed to beneficially own 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

Percentage: 4.99% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

4. Shared power to dispose or direct the disposition: 0

(c)
On February 28, 2008 Portside purchased 108,200 Shares at a price per Share of $0.2100 to cover its short position.  Portside did not enter into any other transactions in the Shares during the past 60 days.

B.	Ramius

(a)
As of the date of this filing, as the investment advisor of Portside, Ramius may be deemed to beneficially own 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

Percentage: 4.99% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

4. Shared power to dispose or direct the disposition: 0

(c)	Ramius did not enter into any transactions in the Shares during the past 60 days.

C.	C4S

(a)
As of the date of this filing, as the managing member of Ramius, C4S may be deemed the beneficial owner of 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

CUSIP NO. 25454R207

Percentage: 4.99% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

4. Shared power to dispose or direct the disposition: 0

(c)	C4S did not enter into any transactions in the Shares during the past 60 days.

D.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

Percentage: 4.99% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,589,658 Shares upon the conversion of the outstanding principle of the Secured 2004 Debenture.

4. Shared power to dispose or direct the disposition: 0

(c)	None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 24, 2008, Portside, Ramius, C4S, and Messrs. Cohen, Solomon, Stark and Strauss (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

As described in Item 4 above, in connection with the issuance of the Secured 2004 Debenture, on September 28, 2004, the Issuer and the Debenture Holders entered into the SPA and the Registration Right Agreement, a copy of which is referenced as Exhibits 99.3 and 99.4 hereto, respectively (which incorporates by reference Exhibits 10.1 and 10.5 to the Current Report on Form 8-K filed by the Issuer on September 29, 2004).

CUSIP NO. 25454R207

As described in Item 4 above, in connection with the Hercules Loan, the Issuer negotiated for and obtained consent from each of the Debenture Holders pursuant to the Agreement and Consent, a copy of which is referenced as Exhibit 99.5 hereto (which incorporates by reference Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer on October 1, 2007), whereby the Issuer amended and restated the 2004 Debenture in the form of the Secured 2004 Debenture, a copy of which is referenced as Exhibits 99.6 hereto (which incorporates by reference Exhibit 10.10 to the Current Report on Form 8-K filed by the Issuer on October 1, 2007).

As described in Item 4 above, on March 5, 2008 the Issuer and Portside entered into a Standstill Agreement, a description of which is included in the Issuer’s Current Report on Form 8-K filed by the Issuer on March 10, 2008.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Portside, Ramius, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss, dated March 24, 2008.

99.2	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.

99.3
Securities Purchase Agreement for Convertible Debentures, dated as of September 28, 2004 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 29, 2004).

99.4
Registration Rights Agreement, dated as of September 28, 2004 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 29, 2004).

99.5
Debenture Holder Agreement and Consent, dated as of September 28, 2007 (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 1, 2007).

99.6
Form of Amended and Restated Secured Subordinated Convertible Debentures due October 2008 (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 1, 2007).

99.7
Intercreditor Agreement, dated as of September 28, 2007 (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 1, 2007).

CUSIP NO. 25454R207

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

PORTSIDE GROWTH AND OPPORTUNITY FUND		RAMIUS LLC.
		By:	C4S & Co., L.L.C., as managing member
By:	Ramius LLC, its investment advisor
C4S & Co., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON

Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 25454R207

SCHEDULE A

Directors and Officers of Portside Growth and Opportunity Fund

Name and Position	Principal Occupation	Principal Business Address

Mark Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies